CAS MEDICAL SYSTEMS, INC.
44 East Industrial Road
Branford, CT  06405
203-488-6056 (Phone)

October 7, 2011

VIA EDGAR

Mr. Russell Mancuso
Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	CAS Medical Systems, Inc. (the “Company”)
Registration Statement on Form S-3
Filed August 30, 2011
File No. 333-176560

Dear Mr. Mancuso:

We are in receipt of your letter dated September 13, 2011, which contained comments regarding the above-referenced Registration Statement on Form S-3.  We submitted a response letter to your comments via EDGAR on September 20, 2011.  On October 4, 2011, our counsel received a voicemail from the Staff examiner, Mr. Rambo, requesting additional analysis with respect to our response to Staff Comment #2 from your September 13, 2011 comment letter.  The requested analysis is provided below.  Please note that due to the limited number of comments relating to the language of the filing, we have delayed the filing of an amendment to the S-3 pending the Staff’s review and consideration of this response letter.

Staff Comment #2 originally read as follows:  “Please provide us with your analysis showing how you determined that none of the selling shareholders are underwriters with respect to this offering.  In your response, please address the nature of the relationships between you and the selling shareholders and the length of time the selling shareholders have held the securities.  If you are unable to conclude that the selling shareholders are not underwriters, please demonstrate to us that you are eligible to conduct a primary offering on Form S-3.”

Mr. Rambo’s voicemail requested that the Company provide further analysis of the impact of (i) the language contained at the end of Section 4(a) of the Investment Agreement with Thomas, McNerney & Partners II, LP, TMP Nominee II, LLC and TMP Associates II, L.P. (collectively, the “TMP Entities”) and (ii) the proximity of the timing of the special stockholders meeting and the filing of the S-3 Registration Statement, on the Company’s conclusion that the selling shareholders are not underwriters with respect to this offering.

Response:  We refer to the prior detailed response to Staff Comment #2 in our September 20, 2011 letter.  In response to the Staff’s verbal request for further analysis, we have provided the following additional information to re-confirm our conclusion that none of the selling shareholders are underwriters with respect to this offering.

Section 4(a) of the Investment Agreement

Section 4(a) of the Investment Agreement with the TMP Entities sets forth a representation of the TMP Entities with respect to investment intent and reads in its entirety as follows:

“(a)           It is acquiring the Securities for its own account for investment and not with a view towards the resale, transfer or distribution thereof, nor with any present intention of distributing the Securities but subject, nevertheless, to any requirement of law that the disposition of such Purchaser’s property shall at all times be within such Purchaser’s control, and without prejudice to such Purchaser’s right at all times to sell or otherwise dispose of all or any part of such securities under a registration under the Securities Act or under an exemption from said registration available under the Securities Act.”

The first portion of the sentence (“It is acquiring the Securities for its own account for investment and not with a view towards the resale, transfer or distribution thereof, nor with any present intention of distributing the Securities...”) provides a typical statement of investment intent in a private placement transaction that provides a basic underpinning of the Company’s conclusion that the TMP Entities are not underwriters with respect to the offering.

The second portion of the sentence (“...but subject, nevertheless, to any requirement of law that the disposition of such Purchaser’s property shall at all times be within such Purchaser’s control, and without prejudice to such Purchaser’s right at all times to sell or otherwise dispose of all or any part of such securities under a registration under the Securities Act or under an exemption from said registration available under the Securities Act.”) does not alter or undermine the absolute nature of the representations set forth in the initial clause.  Rather, it was included simply to confirm that the statements in the first portion of the sentence did not contractually prejudice the TMP Entities ability to sell the Securities, in accordance with applicable law, pursuant to a valid exemption or registration, if and to the extent they became available at a later date.  In light of this and the other factors described with respect to the TMP Entities in our prior September 20, 2011 response letter, we believe that this is the clear intent of the language set forth in Section 4(a).

Timing of the Stockholders Meeting

In accordance with applicable Nasdaq listing rules, we held a special meeting of stockholders on August 22, 2011 to approve certain matters relating to the preferred stock issued to the TMP Entities.  As reported on Form 8-K filed on August 22, 2011, the matters proposed were approved by our stockholders.  Eight days later, on August 30, 2011, we filed the above-referenced Registration Statement on Form S-3.  The proximate timing of these two events is solely the result of efforts by the Company to minimize the financial and resource burdens related to the offering and has no bearing on the underwriter status of the selling shareholders.

Specifically, the terms of the Series A Exchangeable Preferred Stock issued to the TMP Entities provided that this class of securities was not convertible into CAS Medical Systems common stock until stockholder approval was obtained.  In order to avoid the additional legal and accounting costs and duplication of effort involved in filing one registration statement prior to stockholder approval with respect to the initially convertible shares and a second registration statement after stockholder approval with respect to the newly convertible shares, we delayed filing the Registration Statement, with the consent of the TMP Entities, until following the stockholders meeting.  (We note that the TMP Entities willingness to delay the filing is a further indication that they are not underwriters with respect to this offering.)  Simply stated, we believe that the proximate timing of these two events has no impact whatsoever on our prior analysis and conclusions with respect to the fact that the TMP Entities are not underwriters for purposes of the offering.

Based on the foregoing facts and circumstances, we reiterate our conclusion that the listed selling shareholders are not underwriters for purposes of the offering and are eligible to include their shares in the above-referenced registration statement on Form S-3.

If you have any further questions regarding our responses to your comments, please do not hesitate to call our counsel, Michael Grundei of Wiggin and Dana LLP, at 203-363-7630, or the undersigned at 203-488-6056.

Sincerely,

/s/ Jeffery A. Baird
Jeffery A. Baird
Chief Financial Officer

cc:           Michael Grundei (Wiggin and Dana LLP)
Louis Rambo (Securities and Exchange Commission)